Filed by Hennessy Funds Trust (811-07168)
pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company: Quaker Investment Trust (811-06260)

[This letter is being refiled solely to correct the “series and classes/contracts information” that appears on the EDGAR system, to correctly identify the CCM Core Impact Equity Fund, Advisor Class and Institutional Class, and the CCM Small/Mid-Cap Impact Value Fund, Advisor Class and Institutional Class, as the only target series and classes. This filing does not amend or change in any way the letter as previously filed.]

  August 28, 2023

Dear Shareholder,
We are pleased to have entered into an agreement and plan of reorganization under which the CCM Core Impact Equity Fund and the CCM Small/Mid-Cap Impact Value Fund (the “CCM Equity Funds”), managed by Community Capital Management, LLC (“CCM”), would be reorganized into the Hennessy Stance ESG ETF (the “Hennessy ETF”), a series of Hennessy Funds Trust (collectively, the “Reorganization”). CCM is the investment adviser to the CCM Equity Funds and Hennessy Advisors, Inc. (“Hennessy Advisors”) is the investment advisor to the Hennessy ETF. For this transaction to take place, we need shareholders, including you, to approve the Reorganization.
We invite you to read the enclosed proxy statement and prospectus (the “Proxy Statement”), which contains important information about the CCM Equity Funds, the Hennessy ETF and the Reorganization. The Board of Trustees of the CCM Equity Funds recommends that you vote “FOR” the proposal to approve the Reorganization, and we hope that you will vote your shares as soon as possible in favor of the Reorganization.
Voting is easy and can be done in one of the following four ways:
1.	Simply mark, sign and date the enclosed proxy card and return in the postage-paid envelope
2.	Visit the website shown on the enclosed proxy card
3.	Call the toll-free number listed on the enclosed proxy card
4.	Vote in person at the Special Meeting of Shareholders to be held on October 24, 2023.
For questions regarding voting, please contact Broadridge, the proxy solicitor for the CCM Equity Funds, at 1-800-690-6903. If you have a question on the terms of the Reorganization, please call CCM at 1-888-272-0007.
Why the change?
As further discussed in the Proxy Statement, the CCM Equity Funds’ Board of Trustees has determined that the Reorganization is in the best interests of all classes of each of the CCM Equity Funds. The Reorganization was proposed to the Board by CCM because, on a going forward basis, CCM is focusing its investment advisory business on fixed income funds rather than equity funds such as the CCM Equity Funds. In seeking to reorganize the CCM Equity Funds, CCM and the CCM Equity Funds’ Board of Trustees considered converting the CCM Equity Funds from a mutual fund structure to an ETF structure because the ETF structure provides shareholders with a lower cost investment product that may be traded throughout the day.  When determining to reorganize with the Hennessy ETF in particular, CCM and the Board considered that the Hennessy ETF’s structure as an ETF would subject shareholders of the CCM Equity Funds to lower shareholder fees overall, as discussed herein, and noted the strong performance of the Hennessy ETF. In addition, CCM believes, and the CCM Equity Funds’ Board of Trustees agreed, that the ETF structure offers other potential benefits, such as reduced operational costs, increased tax efficiency associated with the ETF structure, and greater liquidity.

What happens if the Reorganization is approved by shareholders?
If the Reorganization is approved and consummated, you will cease to be a shareholder of the CCM Equity Funds and will become a shareholder of the Hennessy ETF. Upon consummation of the Reorganization, the CCM Equity Funds will become part of the Hennessy ETF, with Hennessy Advisors as their investment advisor. Hennessy Advisors delegates the day-to-day management of the investment portfolio of the Hennessy ETF to Stance Capital, LLC (“Stance Capital”) and the responsibility for selecting broker-dealers to execute purchase and sale transactions for the Hennessy ETF, as instructed by Stance Capital, to Vident Advisory, LLC (“Vident”). Accordingly, the investment portfolio of the CCM Equity Funds will not be managed by the current portfolio managers of the CCM Equity Funds following the Reorganization. Rather, the portfolio managers of the Hennessy ETF will continue to serve as the portfolio managers of the Hennessy ETF following the Reorganization.
How is the Hennessy ETF managed?
The Hennessy ETF is an actively-managed, semi-transparent exchange traded fund (“ETF”). Unlike traditional ETFs, which generally publish their portfolio holdings on a daily basis, the Hennessy ETF discloses a portfolio transparency substitute—the “Portfolio Reference Basket”—and certain related information about the Portfolio Reference Basket relative to the Hennessy ETF’s actual portfolio holdings, which are intended to help keep the market price of the Hennessy ETF’s shares trading at or close to the underlying net asset value per share of the Hennessy ETF. The Proxy Statement contains more information about the Portfolio Reference Basket and the operation of the Hennessy ETF.
The investment objective of the Hennessy ETF is to achieve long-term capital appreciation using three independent processes run quarterly:
•	Rules-Based ESG Methodology applied to identify how companies compare against industry group peers.
•	Proprietary AI Model that use financials, risk and other factors to identify companies that are statistically likely to outperform.
•	Portfolio Optimization that seeks to minimize risk and maximize diversification.
The CCM Equity Funds’ principal investment strategy states that they look to invest in companies that may have positive impact attributes or specific impact characteristics and, at a minimum, maintain neutral posture toward ESG-related risk. While the Hennessy ETF’s principal investment strategy does not expressly refer to impact investing, it does provide that the Hennessy ETF looks to identify companies that have better ESG key performance indicators than other companies, which are companies that should have better ESG-related risk. At a basic level, the CCM Equity Funds and the Hennessy ETF all invest in securities that meet ESG standards and are investments that CCM and Hennessy Advisors, respectively, believe can deliver strong financial performance.

Information about your account
If you hold shares of the CCM Equity Funds in a brokerage account that permits you to purchase securities traded in the stock market, such as ETFs or other types of stocks, then you will be eligible to receive shares of the Hennessy ETF in the Reorganization, and no further action is required.
If you hold your shares of the CCM Equity Funds in a brokerage account with a financial intermediary that only allows you to hold shares of mutual funds in the account, you will need to contact your financial intermediary to set up a brokerage account that permits investments in ETF shares prior to the Reorganization. If such a change is not made before the Reorganization, you will not receive shares of the Hennessy ETF as part of the Reorganization. Instead, your investment will be liquidated and you will receive cash equal in value to the net asset value of your shares of the CCM Equity Funds, which generally will be a taxable event for U.S. federal income tax purposes.
We highly recommend that you transfer your CCM Equity Funds into a qualified brokerage account before November 3, 2023 (one week prior to the expected date of the Reorganization).
If necessary, how do I transfer to an accommodating brokerage account?
•	Contact and inform your advisor of the proposed Reorganization of the CCM Equity Funds into the Hennessy ETF. Your advisor can instruct you on how to create an account that can hold ETF shares.
•
If you do not want to convert your shares to the Hennessy ETF:  You must liquidate your position by November 10, 2023.  If you have a retirement account, liquidating your position may cause withholding at the federal and state level to be levied, and-pre-mature distribution penalties can also be incurred.  If you choose to liquidate your position instead of exchanging your shares of the CCM Equity Funds for shares of the Hennessy ETF, we recommend you consult with your tax advisor.

A note regarding fractional shares:
ETFs cannot hold fractional share amounts. Approximately four days prior to the Reorganization, transactions in the CCM Equity Funds will be frozen, and any fractional share amounts will be sold shortly thereafter.  You will receive a check for the proceeds of any fractional share amount held in your account, and the amount of the fractional share redemption will be a taxable event.
EXAMPLE:  If a shareholder has 122.426 shares in the CCM Equity Funds, 0.426 shares will be sold on or about November 6, 2023, and on November 10, 2023 the shareholder will receive shares of the Hennessy ETF with a market value equivalent to 122  shares of the applicable CCM Equity Fund.
Timeline of events:
•	November 3, 2023 (one week prior to Reorganization): Deadline for transferring your CCM Equity Funds into an accommodating brokerage account to hold shares of the Hennessy ETF.
•	November 6, 2023 (about four days prior to Reorganization): To prepare for the fractional share sale, there will be a trade freeze on all purchases and redemptions in the CCM Equity Funds.
•	November 6, 2023 (fractional share liquidation date): Fractional shares held in CCM Equity Funds will be liquidated.
•	November 10, 2023: CCM Equity Funds’ shares will be exchanged for shares of the Hennessy ETF with an equivalent market value.

What if I still have questions?
We encourage you to carefully review the Proxy Statement, which contains important information about the CCM Equity Funds, the Hennessy ETF and the Reorganization. You may contact a CCM shareholder service specialists at 1-888-272-0007 to assist you as well.  The team can be reached Monday through Friday from 8:00 am to 6:00 pm Eastern Time.  This information is also available on the CCM website, www.ccminvests.com.  For more information, please see the Proxy Statement and the most recent prospectuses located here:
https://www.sec.gov/Archives/edgar/data/891944/000138713123010360/hft-497_082523.htm
https://funddocs.filepoint.com/qigf/
https://funddocs.filepoint.com/qsmcivf/
We truly appreciate your trust and investment in the CCM Equity Funds, and we believe Hennessy Advisors will continue to provide high-quality service and investment management.
Sincerely,

/s/ Alyssa Greenspan

Important Information
The CCM Equity Funds and the Hennessy ETF have filed the Proxy Statement, which contains important information about the CCM Equity Funds, the Hennessy ETF and the Reorganization. The Proxy Statement will be sent to the shareholders of the CCM Equity Funds. Shareholders are urged to read the Proxy Statement and any other related documents because they contain important information about the Reorganization.  The Proxy Statement and other documents relating to the proposed Reorganization can be obtained free of charge from the SEC’s website at www.sec.gov or by calling 1-202-551-6551.
In connection with the proposed reorganizations and investing, shareholders should carefully consider the investment objective, risks, charges and expenses of the CCM Equity Funds and the Hennessy ETF. This and other information is contained in the CCM Equity Funds’ and the Hennessy ETF’s statutory and summary prospectuses, which can be obtained by contacting CCM at 1-888-272-0007 or visiting ccminvests.com or by contacting the Hennessy ETF at 1-800-966-4354 or visiting hennessyetfs.com. Read them carefully before investing.
Mutual fund investing involves risk. Principal loss is possible. The tax information provided is not exhaustive. Shareholders must consult their tax advisor for advice and information concerning their particular situation. Neither the CCM Equity Funds nor the Hennessy ETF, including any of their representatives, may give tax advice.

The CCM Equity Funds are distributed by Foreside Fund Services, LLC, and the Hennessy ETF is distributed by Quasar Distributors, LLC. Foreside Fund Services, LLC and Quasar Distributors, LLC are affiliated entities under common control.